Exhibit 99.1

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

ANNUAL GENERAL SHAREHOLDERS’ MEETING

April 30, 2026

In Guadalajara, Jalisco, at 9:00 a.m. on April 30, 2026, at the registered office of Betterware de México, S.A.P.I. de C.V. (the “Company”), the Company’s shareholders met to hold an Ordinary General Shareholders’ Meeting (the “Meeting”), to which they were duly summoned in accordance with the provisions of the Company’s bylaws, as set forth in the notice published in the Electronic Publication System for Commercial Companies (Sistema Electrónico de Publicaciones de Sociedades Mercantiles) of the Ministry of Economy on April 14, 2026, a copy of which is attached to the minutes of the Meeting as Exhibit A.

In accordance with the provisions of Articles Eighteen and Thirty-Four of the Company’s bylaws, Mr. Luis Germán Campos Orozco acted as Chairman of the Meeting in his capacity as Executive Chairman of the Board of Directors (the “Chairman”) and Mr. Alán Gresati Fernández acted as Secretary of the Meeting, having been appointed by those present in the absence of the Secretary of the Company’s Board of Directors (the “Secretary”), in accordance with the provisions of Article Thirty-Four of the Company’s bylaws.

The Chairman appointed Regina Ruiz Canales and Arturo Pérez Estrada as tellers (the “Tellers”), who, after accepting their appointment, examined the documents certifying shareholder status or the corresponding powers of attorney, which are attached in a single file to the minutes of the Meeting as Exhibit B, and prepared the attendance list attached to these minutes as Exhibit C, certifying that 19,597,829 (nineteen million five hundred ninety-seven thousand eight hundred twenty-nine) shares of the 37,243,920 (thirty-seven million two hundred forty-three thousand nine hundred twenty) subscribed and paid shares of the Company’s capital stock, corresponding to 52.62% (fifty-two point sixty-two percent) of the Company’s subscribed and paid capital stock, as listed below, together with the Federal Taxpayer Registry numbers of those shareholders of the Company who are tax residents of the United Mexican States, in compliance with the provisions of Section V of Subsection B of Article 27 of the Federal Tax Code and the attendance list attached to these minutes as Exhibit C.

Shareholders	Series “A” Shares
Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, acting solely and exclusively as trustee of Trust No. 5616 RFC: BIN940223KE0 Represented by: Arturo Pérez Estrada	19,597,829
Total:	19,597,829

Based on the certification of the Scrutineers and pursuant to the provisions of Article 189 of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles) and Clause Thirty-Six of the Company’s bylaws, the Chairman declared the Meeting legally convened and proceeded to read the following:

AGENDA

1.	Presentation, discussion, amendment, and, where applicable, approval of the annual report of the Board of Directors, as referred to in subsection (e) of Section IV of Article 28 of the Securities Market Law (Ley del Mercado de Valores) and Article 172(b) of the General Law on Commercial Companies (Ley General de Sociedades Mercantiles), for the fiscal year elapsed from January 1, 2025, to December 31, 2025.

2.	Presentation, discussion, amendment, and, if applicable, approval of the annual report by the Audit and Corporate Practices Committee for the fiscal year elapsed from January 1, 2025 to December 31, 2025.

3.	Presentation, discussion, amendment, and, if applicable, approval of the report on the Company’s compliance with its tax obligations for the fiscal year elapsed from January 1, 2025 to December 31, 2025.

4.	Presentation, discussion, amendment, and, if applicable, approval of the Company’s consolidated financial statements for the fiscal year elapsed from January 1, 2025 to December 31, 2025.

5.	Proposal, discussion, and, if applicable, approval of the payment of dividends.

6.	Proposal, discussion, and, if applicable, approval of the reelection, election, or removal of members of the Company’s Board of Directors.

7.	Proposal, discussion, and, if applicable, approval of the reelection, election, or removal of members of the Company’s Audit and Corporate Practices Committee.

8.	Proposal, discussion, and, if applicable, determination of the compensation for members of the Company’s Board of Directors and members of the Company’s Audit and Corporate Practices Committee.

9.	Proposal, discussion, and, where applicable, approval of the granting and revocation of powers of attorney.

10.	Appointment of special delegates to formalize the resolutions adopted at the Meeting.

Once the agenda was read to the shareholders, they proceeded to address the matters as follows:

1.	Presentation, discussion, amendment, and, where applicable, approval of the annual report of the Board of Directors, as referred to in subsection (e) of Section IV of Article 28 of the Securities Market Law (Ley del Mercado de Valores) and Article 172(b) of the General Law on Commercial Companies (Ley General de Sociedades Mercantiles), for the fiscal year elapsed from January 1, 2025, to December 31, 2025.

In addressing the first item on the agenda, the Chairman of the Meeting presented to the shareholders, in accordance with the provisions of Article 172 of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles) and Section IV of Article 28 of the Securities Market Law (Ley del Mercado de Valores), the management report on the Company’s performance during the fiscal year elapsed from January 1, 2025 to December 31, 2025 (the “2025 Fiscal Year”).

Thereupon, the Chairman of the Meeting briefly discussed the management report for the period covering the 2025 Fiscal Year, and following the discussion, the shareholders unanimously approved the following:

RESOLUTION

IT IS RESOLVED to accept and approve the management report on the Company’s operations and activities during 2025 Fiscal Year, in the terms in which it was presented to the Meeting.

2.	Presentation, discussion, amendment, and, if applicable, approval of the annual report by the Audit and Corporate Practices Committee for the fiscal year elapsed from January 1, 2025, to December 31, 2025.

In addressing the second item on the agenda, the Chairman of the Meeting presented to the shareholders the report prepared by the Audit and Corporate Practices Committee for the 2025 Fiscal Year.

After extensive discussion, the shareholders unanimously approved the following:

RESOLUTION

IT IS RESOLVED to approve the report of the Audit and Corporate Practices Committee for the 2025 Fiscal Year, in the terms in which it was presented at the Meeting.

3.	Presentation, discussion, amendment, and, if applicable, approval of the report on the Company’s compliance with its tax obligations during the fiscal year elapsed from January 1, 2025 to December 31, 2025.

In addressing the third item on the agenda, the Chairman of the Meeting presented to the shareholders the report on the Company’s compliance with its tax obligations for the period covering the 2025 Fiscal Year. The Chairman of the Meeting then proceeded to read the report aloud.

Thereupon, the shareholders unanimously adopted the following:

RESOLUTION

IT IS RESOLVED to approve the report on the Company’s compliance with its tax obligations for the 2025 Fiscal Year, as presented to the Meeting.

4.	Presentation, discussion, amendment, and, if applicable, approval of the Company’s consolidated financial statements for the fiscal year elapsed from January 1, 2025 to December 31, 2025.

In connection with the fourth item on the agenda and after approving the management report for the 2025 fiscal year, the Chairman of the Meeting presented the shareholders with copies of the Company’s financial statements, including the balance sheet, income statement, statement of changes in financial position, and cash flow statement for the 2025 Fiscal Year.

Likewise, the Chairman of the Meeting explained to the shareholders the advisability of approving the financial statements for the 2025 Fiscal Year on the terms presented to the Meeting.

After discussing the financial statements, the shareholders unanimously adopted the following:

RESOLUTIONS

IT IS RESOLVED, to approve the Company’s financial statements, including the balance sheet, income statement, statement of changes in financial position, and statement of cash flows for the 2025 Fiscal Year, as presented to the Meeting (the “2025 Consolidated Financial Statements”); and further to approve the inclusion of the 2025 Consolidated Financial Statements in the Company’s 20-F annual report.

IT IS RESOLVED, to take note that the 2025 Consolidated Financial Statements reflect net income in the amount of $1,060,753,000.00 Pesos, Mexican Currency (One Thousand Sixty Million Seven Hundred Fifty-Three Thousand Pesos 00 /100, Mexican Currency).

IT IS RESOLVED, to take note that the Company’s accumulated legal reserve, as of the close of the 2025 Fiscal Year, amounts to $46,265,400.00 Pesos, Mexican Currency (Forty-Six Million Two Hundred Sixty-Five Thousand Four Hundred Pesos 00 /100, Mexican Currency), and therefore it is approved to set aside the amount of $17,997,000.00 Pesos, Mexican Currency (Seventeen Million Nine Hundred Ninety-Seven Thousand Pesos 00 /100 Mexican Currency) (the “2025 Legal Reserve”) from the Company’s net income for the 2025 Fiscal Year as reflected in the 2025 Consolidated Financial Statements, noting that with said amount, the Company’s legal reserve is fully established, as its amount is equivalent to 20% (twenty percent) of the capital stock in accordance with Article 20 of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles).

The remainder of the net income earned during the 2025 Fiscal Year shall be credited to the retained earnings account.

5.	Proposal, discussion, and, if applicable, approval of the payment of dividends.

In response to the fifth item on the agenda, the Chairman of the Assembly reported that it is appropriate to distribute profits to the Company’s shareholders through the payment of a dividend, against accumulated net taxable profits, in the amount of $200,000,000.00 Pesos, Mexican Currency (Two Hundred Million Pesos 00 /100, Mexican Currency) (the “Q2 2026 Dividend”).

Immediately thereafter, the Chairman of the Meeting explained to the shareholders that, should the dividend payment be approved, it must be made in accordance with the Company’s dividend policy, no later than May 21, 2026, at an exchange rate of $17.4948 Pesos, Mexican Currency (Seventeen Pesos and four thousand nine hundred forty-eight thousandths, Mexican Currency) per Dollar, legal tender of the United States of America, in accordance with the notice filed by the Company’s management with the New York Stock Exchange (NYSE) on April 30, 2026, against the Accumulated Net Taxable Income Account, with applicable taxes withheld from each shareholder in accordance with current tax legislation, via bank transfer to the account designated by each shareholder.

Subsequently, the Chairman of the Meeting reminded the Company’s shareholders that, at the Company’s ordinary general meeting of shareholders held on February 20, 2026, the payment of a dividend in the amount of $200,000,000.00 Pesos, Mexican Currency (Two Hundred Million Pesos 00 /100, Mexican Currency), on the understanding that (a) said amount was distributed against the generated and remaining profits, as reflected in the audited financial statements for the 2025 Fiscal Year, as restated in the 2025 Consolidated Financial Statements; and (b) said amount was reflected in the information filed by the Company with the New York Stock Exchange (NYSE) on February 27, 2026, in accordance with the provisions of the Securities Exchange Act of 1934 of the United States of America under Rules 13a-16 and 15d-16, which is consistent with the 2025 Consolidated Financial Statements (the “Q1 2026 Dividend”).

Having discussed the foregoing, the shareholders represented adopted the following:

RESOLUTIONS

IT IS RESOLVED to declare the payment of a dividend to the shareholders in the total amount of $200,000,000.00 Pesos, Mexican Currency (Two Hundred Million Pesos 00 /100, Mexican Currency), payable in Pesos, Mexican Currency, in proportion to their contributions to the Company’s capital stock, out of the Company’s retained earnings, at an exchange rate of $17.4948 Pesos, Mexican Currency (Seventeen Pesos and four thousand nine hundred forty-eight thousandths Mexican Currency) per Dollar, legal tender of the United States of America, in accordance with the notice filed by the Company’s management with the New York Stock Exchange (NYSE) on April 30, 2026, and to be paid no later than May 21, 2026, against the accumulated Net Taxable Income Account, with applicable taxes withheld from each shareholder in accordance with current tax legislation.

IT IS RESOLVED, to take note that pursuant to the Q1 2026 Dividend Resolution, the Q2 2026 Dividend Resolution, and the 2025 Legal Reserve, the amount of the Company’s accumulated earnings as of this date totals $637,992,600.00 Pesos, Mexican Currency (Six Hundred Thirty-Seven Million Nine Hundred Ninety-Two Thousand Six Hundred Pesos 00 /100, Mexican Currency).

6.	Proposal, discussion, and, if applicable, approval of the reelection, election, or removal of the members of the Company’s Board of Directors.

In addressing the sixth item on the agenda, the Chairman of the Meeting informed the shareholders represented therein of the advisability of ratifying the appointments of the members of the Company’s Board of Directors.

After discussing the foregoing, the shareholders present adopted the following:

RESOLUTIONS

IT IS RESOLVED to take note of the removal of Olga Botero Pelaez as an independent director of the Company’s Board of Directors, as such removal was approved at the Company’s Ordinary General Shareholders’ Meeting held on February 20, 2026.

IT IS RESOLVED to approve the reelection of the members of the Company’s Board of Directors, noting that the composition of the Company’s Board of Directors complies with the relevant provisions of the Company’s bylaws.

IT IS RESOLVED, to take note that José Raz Guzmán Castro, in addition to serving as Secretary of the Board of Directors, is also a member of the Board of Directors.

Pursuant to the foregoing, the Company’s Board of Directors is composed, effective as of this date, as follows, with the understanding that no alternates are currently appointed for its members:

Board of Directors of the Company
Name	Position	Alternate
Luis Germán Campos Orozco	Chairman	-
Andrés Campos Chevallier	Board Member	-
Santiago Campos Chevallier	Board Member	-
Silvia Lucia Dávila Kreimerman	Independent Director	-
Diego Gaxiola Cuevas	Independent Director	-
Federico Clariond Domene	Independent Director	-
Salvador Alva Gómez	Independent Director	-
José de Jesús Valdez Simancas	Independent Director	-
Martín Máximo Werner Wainfeld	Independent Director	-
José Raz Guzmán Castro	Secretary and Member of the Company’s Board of Directors

7.	Proposal, discussion, and, if applicable, approval of the reelection, election, or removal of the members of the Company’s Audit and Corporate Practices Committee.

Regarding the seventh item on the agenda, the Chairman of the Meeting explained to the shareholders the advisability of ratifying Mr. Federico Clariond Domene and Mr. José de Jesús Valdez Simancas in their respective positions as Chairman and Member of the Company’s Audit and Corporate Practices Committee.

In light of the foregoing, the shareholders unanimously adopted the following:

RESOLUTION

IT IS RESOLVED to approve the reappointment of Mr. Federico Clariond Domene and Mr. José de Jesús Valdez Simancas to their respective positions as Chairman and Member of the Company’s Audit and Corporate Practices Committee.

Pursuant to the foregoing, the Company’s Audit and Corporate Practices Committee is hereby constituted, effective as of this date, as follows:

Audit and Corporate Practices Committee
Name	Position
Federico Clariond Domene	Chair
José de Jesús Valdez Simancas	Member

8.	Proposal, discussion, and, if applicable, determination of the compensation for the members of the Board of Directors and members of the Company’s Audit and Corporate Practices Committee.

In addressing the eighth item on the agenda, the Chairman of the Meeting submitted for the shareholders’ consideration the approval of a payment in the amount of $300,000.00 Pesos, Mexican Currency (Three Hundred Thousand Pesos 00 /100, Mexican Currency) for the first half of 2026, in favor of each independent member of the Company’s Board of Directors, as compensation for the performance of their duties on the Board, and, if approved, that this year’s payment be made in a single installment.

Having discussed the foregoing, the shareholders represented adopted the following:

RESOLUTION

IT IS RESOLVED to approve the payment of the amount of $300,000.00 Pesos, Mexican Currency (Six Hundred Thousand Pesos 00 /100, Mexican Currency) for the first half of 2026, in favor of each independent member of the Company’s Board of Directors, as compensation for the performance of their duties on the Board, and that for this year, said amount be paid in a single installment.

9.	Proposal, discussion, and, if applicable, approval of the granting and revocation of powers of attorney.

In addressing the ninth item on the agenda, the Chairman of the Meeting explained to the shareholders the advisability of granting certain powers of attorney to Santiago Campos Chevallier.

In light of the foregoing, the shareholders unanimously adopted the following:

RESOLUTIONS

IT IS RESOLVED to grant the following powers and authorities to Santiago Campos Chevallier to be exercised individually or jointly, as follows:

(a) General power of attorney for lawsuits and collections, with all general and special powers requiring a power of attorney or special clause in accordance with the law, pursuant to the first paragraph of Article 2,554 of the Federal Civil Code (Código Civil Federal) and Article 2,587 of the same code, as well as the corresponding articles in the Civil Codes of the Federal Entities of the United Mexican States.

By way of example and without limitation, the following powers are mentioned, among others:

I.	To initiate and withdraw from all types of proceedings;
II.	To settle;
III.	To refer matters to arbitration;
IV.	To defend and present arguments;
V.	To challenge;
VI.	To make and receive payments;
VII.	To initiate, pursue, and withdraw from lawsuits, motions, ordinary or extraordinary appeals, including amparo proceedings;
VIII.	To file criminal complaints and charges and to withdraw them or grant forgiveness when permitted by law; to cooperate with the Public Prosecutor’s Office, as well as to demand payment of compensation for damages resulting from a crime;
IX.	To request bonds in the name and on behalf of the company; and
X.	To appoint experts.

(b) General power of attorney for acts of administration, in accordance with the second paragraph of Article 2,554 of the Federal Civil Code (Código Civil Federal), as well as the corresponding articles in the Civil Codes of the Federal Entities of the United Mexican States.

(c) Power to grant, execute, issue, guarantee, endorse, negotiate, and in any manner deal with all types of credit instruments under the terms of Article 9 of the General Law on Negotiable Instruments and Credit Transactions (Ley General de Títulos y Operaciones de Crédito), as well as to contract loans and grant guarantees, and to establish the Company as a surety, guarantor, and joint and several obligor.

(d) Special power of attorney to open, manage, and close bank, checking, and/or investment accounts (the “Bank Accounts”) with any banking institution, domestic or foreign, as deemed appropriate, with the authority to receive checkbooks, check stubs, and electronic banking access devices; as well as to dispose of the funds in the Bank Accounts by drawing checks against them, exercising for this purpose the powers referred to in Article 9 of the General Law on Negotiable Instruments and Credit Transactions (Ley General de Títulos y Operaciones de Crédito), as well as through electronic transfers, payment orders, or any other means.

(e) General power of attorney for acts of ownership in accordance with the third paragraph of Article 2,554 of the Federal Civil Code (Código Civil Federal), as well as the corresponding articles in the Civil Codes of the Federal Entities of the United Mexican States.

(f) Special authority to delegate, grant general and special powers of attorney, and to revoke them, pursuant to Article 2574 of the Federal Civil Code (Código Civil Federal), as well as the corresponding articles in the Civil Codes of the Federal Entities of the United Mexican States.

IT IS RESOLVED, to certify that the attorney-in-fact is registered in the Federal Taxpayers Registry under the identification number:

Santiago Campos Chevallier: CACS920320118

10.	Appointment of special delegates to implement and formalize the resolutions adopted at the Assembly.

Finally, the Chairman of the Meeting opened for discussion the last item on the agenda to appoint special delegates to implement and formalize the resolutions adopted at the Meeting.

In light of the foregoing, the shareholders discussed the proposal and, by unanimous vote, adopted the following:

RESOLUTION

IT IS RESOLVED to authorize Luis Germán Campos Orozco, Andrés Campos Chevallier, José Raz Guzmán Castro, Arturo Pérez Estrada, Luis Cortés Panameño, Adriana Garcia-Cuellar Wood, Humberto Molina González, Fernando Alamilla Torres, Eugenio Ballesteros Wise, Mauricio Garibaldi Bustamante, and/or Andrés Gallastegui Rodríguez, so that, without distinction, (i) appear before a notary public of their choice to have the content of these resolutions recorded in whole or in part; (ii) if necessary, register their content in the applicable Public Registry of Commerce; (iii) transcribe the text of these resolutions into the corresponding minutes book; (iv) request certified copies of the public instrument; and/or (v) generally carry out any and all acts they deem necessary to complete and formalize any of the resolutions approved herein.

It is hereby certified that the shareholders listed in the Meeting Attendance List were present from the beginning to the end of this Meeting.

The following are attached as appendices to these minutes of the meeting:

Exhibit A	Notice of the Meeting published in the Electronic Publication System for Commercial Companies (Sistema Electrónico de Publicaciones de Sociedades Mercantiles).

Exhibit B	Documents certifying shareholder status or the corresponding powers of attorney.

Exhibit C	Attendance List for the Meeting.

There being no further business to discuss, the agenda was deemed exhausted, and the Meeting was adjourned at 10:30 a.m., following a brief recess to prepare these minutes, which were read and approved by all present and signed by the Chairman and Secretary of the Meeting.

[Signature page follows]

Chairman	Secretary
Luis Germán Campos Orozco	Alán Gresati Fernández

*   *   *

[Signature sheet for the minutes of the Ordinary General Shareholders’ Meeting of Betterware de
México, S.A.P.I. de C.V., held on April 30, 2026, at 9:00 a.m.]